STATEMENT OF INVESTMENTS

General California Municipal Money Market Fund

August 31, 2008 (Unaudited)

Short-Term Investments--105.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--102.6%				
ABAG Finance Authority for Nonprofit Corporations, Revenue, Refunding (Eskaton Properties, Inc.) (LOC; Bank of America)	1.75	9/7/08	16,200,000 a	16,200,000
Alameda County Industrial Development Authority, Revenue (Heat and Control Inc. Project) (LOC; Comerica Bank)	1.95	9/7/08	4,700,000 a	4,700,000
Alameda County Industrial Development Authority, Revenue (Malmberg Engineering, Inc. Project) (LOC; Comerica Bank)	1.99	9/7/08	2,260,000 a	2,260,000
Alameda County Industrial Development Authority, Revenue (Oakland Pallet Company, Inc. Project) (LOC; Comerica Bank)	1.90	9/7/08	2,340,000 a	2,340,000
Alameda County Industrial Development Authority, Revenue (Pacific Paper Tube, Inc. Project) (LOC; Wells Fargo Bank)	2.00	9/7/08	2,175,000 a	2,175,000
Alameda County Industrial Development Authority, Revenue (Plastikon Industries Inc. Project) (LOC; California State Teachers Retirement System)	2.20	9/7/08	2,960,000 a	2,960,000
Alameda County Industrial Development Authority, Revenue (Spectrum Label Corporation Project) (LOC; Bank of the West)	1.94	9/7/08	3,120,000 a	3,120,000
Alameda County Industrial Development Authority, Revenue (Tool Family Partnership Project) (LOC; Wells Fargo Bank)	2.00	9/7/08	2,235,000 a	2,235,000
Alameda County Industrial Development Authority, Revenue (Unique Elevator Interiors, Inc. Project) (LOC; Comerica Bank)	1.90	9/7/08	2,675,000 a	2,675,000
Alameda County Industrial Development Authority, Revenue (United Manufacturing				

Assembly, Inc. Project) (LOC; Wells Fargo Bank)	1.90	9/7/08	2,000,000 a	2,000,000
Alameda County Industrial Development Authority, Revenue (Wood Tech, Inc. Project) (LOC; Wells Fargo Bank)	2.00	9/7/08	2,225,000 a	2,225,000
California, CP (Liquidity Facility: Bayerische Landesbank, California Public Employees Retirement System, California State Teachers Retirement System, Calyon NA, DEPFA Bank PLC, Dexia Credit Locale, Landesbank Hessen-Thuringen Girozentrale, Royal Bank of Canada and Wells Fargo Bank)	1.55	9/3/08	33,000,000	33,000,000
California, CP (Liquidity Facility: Bayerische Landesbank, California Public Employees Retirement System, California State Teachers Retirement System, Calyon NA, DEPFA Bank PLC, Dexia Credit Locale, Landesbank Hessen-Thuringen Girozentrale, Royal Bank of Canada and Wells Fargo Bank)	1.60	9/9/08	33,000,000	33,000,000
California, CP (Liquidity Facility: Bayerische Landesbank, California Public Employees Retirement System, California State Teachers Retirement System, Calyon NA, DEPFA Bank PLC, Dexia Credit Locale, Landesbank Hessen-Thuringen Girozentrale, Royal Bank of Canada and Wells Fargo Bank)	1.51	10/7/08	25,000,000	25,000,000
California, CP (Liquidity Facility: Bayerische Landesbank, California State Teachers Retirement System, Calyon NA, DEPFA Bank PLC, Dexia Credit Locale, Landesbank Hessen-Thuringen Girozentrale, Royal Bank of Canada and Wells Fargo Bank)	1.55	9/2/08	33,000,000	33,000,000
California, Economic Recovery Bonds	5.00	1/1/09	5,200,000	5,250,395
California, Economic Recovery Bonds	5.00	7/1/09	4,100,000	4,211,275

California, Economic Recovery Bonds	5.00	7/1/09	21,610,000	22,209,006
California, GO Notes (LOC: Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale)	1.55	9/7/08	19,000,000 a	19,000,000
California, GO Notes (Various Purpose)	5.00	2/1/09	2,200,000	2,229,397
California Department of Water Resources, Power Supply Revenue (LOC; Bank of America)	2.10	9/1/08	25,300,000 a	25,300,000
California Department of Water Resources, Power Supply Revenue (LOC; Citibank NA)	2.40	9/1/08	39,900,000 a	39,900,000
California Department of Water Resources, Power Supply Revenue (LOC; State Street Bank and Trust Co.)	2.25	9/1/08	4,650,000 a	4,650,000
California Economic Development Financing Authority, IDR (Scientific Specialties Project) (LOC; Bank of America)	1.90	9/7/08	1,105,000 a	1,105,000
California Economic Development Financing Authority, IDR (Vortech Engineering, Inc. Project) (LOC; U.S. Bank NA)	1.95	9/7/08	2,040,000 a	2,040,000
California Educational Facilities Authority, Revenue (Chapman University) (LOC; Bank of America)	2.25	9/1/08	10,300,000 a	10,300,000
California Enterprise Development Authority, IDR (Le Chef Bakery Project) (U.S. Bank NA)	2.04	9/7/08	7,300,000 a	7,300,000
California Enterprise Development Authority, IDR (Tri Tool Inc. Project) (LOC; Comerica Bank)	2.04	9/7/08	10,000,000 a	10,000,000
California Housing Finance Agency, MFHR (Liquidity Facility: California State Teachers Retirement System and Landesbank Hessen-Thuringen Girozentrale)	2.45	9/1/08	3,365,000 a	3,365,000
California Infrastructure and Economic Development Bank, IDR (Chaparral Property Project) (LOC; Comerica Bank)	2.04	9/7/08	1,500,000 a	1,500,000
California Infrastructure and Economic Development Bank, IDR (G&G Specialty Foods, Inc. Project) (LOC; Comerica Bank)	2.04	9/7/08	1,697,050 a	1,697,050
California Infrastructure and Economic Development Bank, IDR (International Raisins Inc.				

Project) (LOC; M&T Bank)	1.95	9/7/08	3,750,000 a	3,750,000
California Infrastructure and Economic Development Bank, IDR (Murrietta Circuits Project) (LOC; Comerica Bank)	1.95	9/7/08	3,720,000 a	3,720,000
California Infrastructure and Economic Development Bank, IDR (Surtec, Inc. Project) (LOC; Comerica Bank)	2.04	9/7/08	1,650,000 a	1,650,000
California Infrastructure and Economic Development Bank, Revenue (7/11 Materials Inc. Project) (LOC; California State Teachers Retirement System)	2.05	9/7/08	2,435,000 a	2,435,000
California Infrastructure and Economic Development Bank, Revenue (Orange County Performing Arts Center) (LOC; Bank of America)	2.25	9/1/08	17,200,000 a	17,200,000
California Infrastructure and Economic Development Bank, Revenue (The RAND Corporation) (LOC; Bank of America)	1.70	9/7/08	5,100,000 a	5,100,000
California Pollution Control Financing Authority, PCR (Evergreen Oil Inc. Project) (LOC; Bank of The West)	1.88	9/7/08	6,035,000 a	6,035,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; Bank One N.A.)	2.10	9/1/08	17,600,000 a	17,600,000
California Pollution Control Financing Authority, PCR, Refunding (Pacific Gas and Electric Company) (LOC; JPMorgan Chase Bank)	2.10	9/1/08	33,000,000 a	33,000,000
California Pollution Control Financing Authority, SWDR (Ag Resources, III LLC Project) (LOC; Key Bank)	1.85	9/7/08	2,780,000 a	2,780,000
California Pollution Control Financing Authority, SWDR (Bay Counties Waste Services, Inc. Project) (LOC; Comerica Bank)	1.90	9/7/08	5,310,000 a	5,310,000
California Pollution Control Financing Authority, SWDR (BLT Enterprises of Fremont LLC Project) (LOC; Union Bank of California)	1.90	9/7/08	7,170,000 a	7,170,000
California Pollution Control Financing Authority, SWDR (Burrtec Waste Industries Inc.				

Project) (LOC; U.S. Bank NA)	1.83	9/7/08	450,000 a	450,000
California Pollution Control Financing Authority, SWDR (Chicago Grade Landfill, Inc. Project) (LOC; Comerica Bank)	1.90	9/7/08	925,000 a	925,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	1.88	9/7/08	3,395,000 a	3,395,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	1.88	9/7/08	7,840,000 a	7,840,000
California Pollution Control Financing Authority, SWDR (CR&R Inc. Project) (LOC; Bank of the West)	1.88	9/7/08	18,310,000 a	18,310,000
California Pollution Control Financing Authority, SWDR (Desert Properties LLC Project) (LOC; Union Bank of California)	1.88	9/7/08	4,485,000 a	4,485,000
California Pollution Control Financing Authority, SWDR (Evergreen Distributors, Inc. Project) (LOC; California State Teachers Retirement System)	1.90	9/7/08	1,430,000 a	1,430,000
California Pollution Control Financing Authority, SWDR (Garden City Sanitation, Inc. Project) (LOC; Comerica Bank)	1.90	9/7/08	7,435,000 a	7,435,000
California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc Project) (LOC; Comerica Bank)	1.90	9/7/08	6,035,000 a	6,035,000
California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc. Project) (LOC; Comerica Bank)	1.90	9/7/08	520,000 a	520,000
California Pollution Control Financing Authority, SWDR (GreenWaste Recovery, Inc. Project) (LOC; Comerica Bank)	1.90	9/7/08	12,300,000 a	12,300,000
California Pollution Control Financing Authority, SWDR (MarBorg Industries Project) (LOC; Wachovia Bank)	1.85	9/7/08	1,120,000 a	1,120,000
California Pollution Control Financing Authority, SWDR (MarBorg Industries Project) (LOC; Wachovia Bank)	1.85	9/7/08	1,400,000 a	1,400,000
California Pollution Control Financing Authority, SWDR				

(Marin Sanitary Service Project) (LOC; Comerica Bank)	1.90	9/7/08	7,425,000 a	7,425,000
California Pollution Control Financing Authority, SWDR (Mid-Valley Disposal Project) (LOC; Union Bank of California)	1.90	9/7/08	3,560,000 a	3,560,000
California Pollution Control Financing Authority, SWDR (Mission Trail Waste Systems, Inc. Project) (LOC; Comerica Bank)	1.90	9/7/08	4,355,000 a	4,355,000
California Pollution Control Financing Authority, SWDR (Mottra Corporation Project) (LOC; Wells Fargo Bank)	1.90	9/7/08	1,435,000 a	1,435,000
California Pollution Control Financing Authority, SWDR (Napa Recycling and Waste Services, LLC Project) (LOC; Union Bank of California)	1.90	9/7/08	8,415,000 a	8,415,000
California Pollution Control Financing Authority, SWDR (Pena's Disposal, Inc. Project) (LOC; Comerica Bank)	1.90	9/7/08	1,265,000 a	1,265,000
California Pollution Control Financing Authority, SWDR (Rainbow Disposal Company Inc. Project) (LOC; Union Bank of California)	1.90	9/7/08	13,905,000 a	13,905,000
California Pollution Control Financing Authority, SWDR (Ratto Group Company Project) (LOC; Comerica Bank)	1.90	9/7/08	15,000,000 a	15,000,000
California Pollution Control Financing Authority, SWDR (Solid Wastes of Willits, Inc. Project) (LOC; Union Bank of California)	1.90	9/7/08	2,345,000 a	2,345,000
California Pollution Control Financing Authority, SWDR (Solid Wastes of Willits, Inc. Project) (LOC; Union Bank of California)	1.90	9/7/08	3,870,000 a	3,870,000
California Pollution Control Financing Authority, SWDR (South Lake Refuse Company, LLC Project) (LOC; Comerica Bank)	1.90	9/7/08	3,800,000 a	3,800,000
California Pollution Control Financing Authority, SWDR (Specialty Solid Waste Project) (LOC; Comerica Bank)	1.90	9/7/08	185,000 a	185,000
California Pollution Control Financing Authority, SWDR				

(Sunset Waste Paper, Inc. Project) (LOC; Comerica Bank)	1.90	9/7/08	5,491,000 a	5,491,000
California Pollution Control Financing Authority, SWDR (Sunset Waste Paper, Inc. Project) (LOC; Comerica Bank)	1.90	9/7/08	5,400,000 a	5,400,000
California Pollution Control Financing Authority, SWDR (Valley Vista Services, Inc. Project) (LOC; Comerica Bank)	1.90	9/7/08	2,920,000 a	2,920,000
California Pollution Control Financing Authority, SWDR (West Valley MRF, LLC Project) (LOC; Union Bank of California)	1.90	9/7/08	5,200,000 a	5,200,000
California Pollution Control Financing Authority, SWDR (Yulupa Investments, LLC Project) (LOC; Union Bank of California)	1.90	9/7/08	5,000,000 a	5,000,000
California School Boards Association Finance Corporation, COP, TRAN (California School Cash Reserve Program) (LOC; U.S. Bank NA)	3.00	7/6/09	26,400,000	26,696,899
California State University Trustees, Systemwide Revenue (Liquidity Facility; Morgan Stanley Bank and LOC; Morgan Stanley Bank)	2.04	9/7/08	6,825,000 a,b	6,825,000
California Statewide Communities Development Authority, IDR (American Modular System Project) (LOC; Bank of the West)	2.15	9/7/08	3,700,000 a	3,700,000
California Statewide Communities Development Authority, MFHR (Lake Merritt Apartments) (LOC; U.S. Bank NA)	2.88	9/7/08	3,700,000 a	3,700,000
California Statewide Communities Development Authority, MFHR (Pittsburg Plaza Apartments) (LOC; FHLB)	2.90	9/7/08	4,600,000 a	4,600,000
California Statewide Communities Development Authority, MFHR (Seminole Gardens Apartments) (LOC; FHLB)	2.90	9/7/08	3,385,000 a	3,385,000
California Statewide Communities Development Authority, Revenue (Adventist Health System/West) (Insured; Assured Guaranty and Liquidity Facility; Wells Fargo Bank)	1.90	9/7/08	10,500,000 a	10,500,000
California Statewide Communities				

Development Authority, Revenue (Childrens Hospital Los Angeles) (LOC; Bank of America)	2.15	9/1/08	13,200,000 a	13,200,000
California Statewide Communities Development Authority, Revenue, Refunding (Retirement Housing Foundation Obligated Group) (LOC; KBC Bank)	1.60	9/7/08	8,000,000 a	8,000,000
Commerce Joint Powers Financing Authority, IDR (Precision Wire Products, Inc. Project) (LOC; Bank of America)	1.90	9/7/08	1,215,000 a	1,215,000
Contra Costa County, COP (Concord Healthcare Center Inc.) (LOC; Bank of America)	2.02	9/7/08	1,445,000 a	1,445,000
Deutsche Bank Spears/Lifers Trust (Anaheim Redevelopment Agency, Tax Allocation Revenue, Refunding (Anaheim Merged Redevelopment Project Area)) (Liquidity Facility; Deutsche Bank AG and LOC; Deutsche Bank AG)	1.97	9/7/08	17,060,000 a,b	17,060,000
East Bay Regional Park District, GO Notes, Refunding	5.00	9/1/08	1,070,000	1,070,000
FHLMC Multifamily Certificates (Liquidity Facility; FHLMC and LOC; FHLMC)	2.19	9/7/08	10,847,222 a,b,d	10,847,222
FHLMC Multifamily Certificates (Liquidity Facility; FHLMC and LOC; FHLMC)	2.19	9/7/08	27,941,399 a,b,d	27,941,399
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FGIC and Liquidity Facility; Morgan Stanley Bank)	2.04	9/7/08	2,500,000 a,b	2,500,000
Goleta Union School District, GO Notes, TRAN	3.00	6/30/09	5,000,000	5,054,094
Kern County Board of Education, TRAN	2.00	9/8/09	2,900,000 c	2,911,948
Liberty Union High School District, GO Notes, TRAN	3.00	7/2/09	2,500,000	2,526,600
Long Beach, Harbor Revenue, Refunding	5.00	5/15/09	1,180,000	1,199,464
Los Angeles Community Redevelopment Agency, MFHR (Views at 270) (LOC; Citibank NA)	1.99	9/7/08	1,685,000 a	1,685,000
Los Angeles County School and Community College Districts, COP, TRAN (Los Angeles County Schools Pooled Financing Program) (Insured; FSA)	3.50	6/30/09	11,500,000	11,673,077

Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Calko Steel, Inc. Project) (LOC; Comerica Bank)	1.98	9/7/08	1,755,000 a	1,755,000
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Green Farms, Inc. Project) (LOC; Comerica Bank)	1.98	9/7/08	3,000,000 a	3,000,000
Los Angeles Industrial Development Authority, Empowerment Zone Facility Revenue (Megatoys Project) (LOC; California State Teachers Retirement System)	1.98	9/7/08	3,000,000 a	3,000,000
Los Angeles Industrial Development Authority, IDR (Wing Hing Noodle Company Project) (LOC; Comerica Bank)	1.98	9/7/08	1,815,000 a	1,815,000
Los Angeles Unified School District, GO Notes, TRAN	3.00	7/30/09	10,000,000	10,132,891
Macon Trust Various Certificates (Irvine Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America)	1.85	9/7/08	18,095,000 a,b	18,095,000
Macon Trust Various Certificates (Tustin Unified School District) (Liquidity Facility; Bank of America and LOC; Bank of America)	1.85	9/7/08	13,095,000 a,b	13,095,000
Manteca Redevelopment Agency, Subordinate Tax Allocation Revenue, Refunding (Amended Merged Project Area) (LOC; State Street Bank and Trust Co.)	2.30	9/1/08	17,150,000 a	17,150,000
Menlo Park Community Development Agency, Tax Allocation Revenue, Refunding (Las Pulgas Community Development Project) (LOC; State Street Bank and Trust Co.)	2.30	9/1/08	3,500,000 a	3,500,000
Metropolitan Water District of Southern California, Water Revenue, Refunding	3.00	7/1/09	3,000,000	3,031,952
Metropolitan Water District of Southern California, Waterworks GO Notes, Refunding	8.00	3/1/09	1,700,000	1,749,689
Orange County Fire Authority, GO Notes, TRAN	3.00	6/30/09	17,000,000	17,194,370
Orange County Sanitation District, COP, Refunding (Liquidity				

Facility; Dexia Credit Locale)	2.25	9/1/08	15,755,000 [a]	15,755,000
Pittsburg Redevelopment Agency, Subordinate Tax Allocation Revenue (Los Medanos Community Development Project) (Liquidity Facility: California State Teachers Retirement System and State Street Bank and Trust Co.)	2.30	9/1/08	48,000,000 [a]	48,000,000
Placentia, GO Notes, TRAN	3.00	6/30/09	5,000,000	5,052,039
Puttable Floating Option Tax Exempt Receipts (California Statewide Communities Development Authority, MFHR (La Mision Village Apartments Project)) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.12	9/7/08	2,200,000 [a,b]	2,200,000
Puttable Floating Option Tax Exempt Receipts (Japanese Museum) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	2.68	9/7/08	3,980,000 [a,b]	3,980,000
Puttable Floating Option Tax Exempt Receipts (San Jose Redevelopment Agency, MFHR (101 San Fernando Apartments)) (Liquidity Facility; FHLMC and LOC; FHLMC)	2.10	9/7/08	12,000,000 [a,b]	12,000,000
Riverside, Water Revenue, Refunding (Liquidity Facility; Bank of America)	1.70	9/7/08	13,500,000 [a]	13,500,000
Riverside County Industrial Development Authority, IDR (California Mold Inc. Project) (LOC; Bank of the West)	1.95	9/7/08	2,310,000 [a]	2,310,000
Riverside County Industrial Development Authority, IDR (Computrus, Inc. Project) (LOC; Wells Fargo Bank)	1.91	9/7/08	1,550,000 [a]	1,550,000
Riverside County Industrial Development Authority, IDR (Trademark Plastics Inc. Project) (LOC; California State Teachers Retirement System)	1.91	9/7/08	4,275,000 [a]	4,275,000
Roseville, Electric System Revenue, COP, Refunding (LOC; Dexia Credit Locale)	1.60	9/7/08	19,500,000 [a]	19,500,000
Roseville City School District, GO Notes, TRAN	2.00	9/9/09	8,800,000 [c]	8,832,824

Roseville Joint Union High School District, GO Notes, TRAN	2.00	9/9/09	8,000,000 c	8,029,840
Sacramento County Housing Authority, MFHR (Breckenridge Village Apartments) (Liquidity Facility; Citigroup Global Market Holding and LOC; Citigroup Global Market Holding)	1.99	9/7/08	7,690,000 a,b	7,690,000
Sacramento Suburban Water District, COP, Refunding (LOC; Allied Irish Banks)	1.54	9/7/08	3,100,000 a	3,100,000
Sacramento Suburban Water District, COP, Refunding (LOC; Dexia Credit Locale)	1.54	9/7/08	3,600,000 a	3,600,000
San Jose Financing Authority, LR (Civic Center Garage Refunding Project) (LOC: Bank of America and California State Teachers Retirement System)	1.70	9/7/08	10,000,000 a	10,000,000
San Pablo Redevelopment Agency, Subordinate Tax Allocation Revenue (Tenth Township Redevelopment Project) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	2.35	9/1/08	9,000,000 a	9,000,000
Santa Barbara School Districts, GO Notes, TRAN	3.00	6/30/09	8,000,000	8,087,879
Santa Clara Unified School District, TRAN	2.00	6/29/09	8,700,000	8,724,672
Santa Maria Joint Union High School District, GO Notes, TRAN	3.00	6/30/09	4,000,000	4,043,276
Stockton, Health Facility Revenue (Dameron Hospital Association) (LOC; Citibank NA)	2.30	9/1/08	9,075,000 a	9,075,000
Tahoe Truckee Unified School District, GO Notes, TRAN	2.00	9/9/09	8,100,000 c	8,130,213
Tustin Community Redevelopment Agency, Revenue (Liquidity Facility; Citigroup NA and LOC; Citigroup NA)	1.86	9/7/08	2,000,000 a,b	2,000,000
University of California Regents, Limited Project Revenue (Liquidity Facility; Wells Fargo Bank and LOC; Wells Fargo Bank)	1.90	9/7/08	18,195,000 a,b	18,195,000
Western Placer Unified School District, GO Notes, TRAN	2.00	9/9/09	9,100,000 c	9,133,943

U.S. Related--3.2%

Puerto Rico Commonwealth,
Public Improvement GO Notes,

Refunding (LOC; UBS AG)	1.90	9/7/08	9,600,000 a	9,600,000
Puerto Rico Government Development Bank, Senior Notes (Liquidity Facility; Merrill Lynch Bank and LOC; Merrill Lynch)	2.58	9/7/08	19,990,000 a,b	19,990,000
Puttable Floating Option Tax Exempt Receipts (Puerto Rico Highways and Transportation Authority, Highway Revenue) (Liquidity Facility; Dexia Credit Locale and LOC; Dexia Credit Locale)	1.94	9/7/08	4,940,000 a,b	4,940,000

Total Investments (cost $1,129,462,414)	**105.8%**		**1,129,462,414**
Liabilities, Less Cash and Receivables	**(5.8%)**		**(61,558,583)**
Net Assets	**100.0%**		**1,067,903,831**

a   Variable rate demand note - rate shown is the interest rate in effect at August 31, 2008. Maturity date represents the next demand date, not the ultimate maturity date.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, these securities amounted to $167,358,621 or 15.7% of net assets.

c   Purchased on a delayed delivery basis.

d   On September 7, 2008, the Federal Housing Finance Agency (FHFA) placed Federal National Mortgage Association and Federal Home Loan Mortgage Corporation into conservatorship with FHFA as the conservator.

At August 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ABAG	Association Of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes

GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.
The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried
at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1 - Quoted Prices	0
Level 2 - Other Significant Observable Inputs	1,129,462,414
Level 3 - Significant Unobservable Inputs	0
Total	1,129,462,414